COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 3, 2011
TO THE PROSPECTUS DATED SEPTEMBER 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated September 22, 2010, Supplement No. 4 dated December 7, 2010, which superseded and replaced all prior supplements to the prospectus, and Supplement No. 5 dated December 21, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	update to the advisor’s management team;
(3)	redemption requests— Uniform Commercial Code search;
(4)	recent real property investments;
(5)	placement of debt on certain real property investments; and
(6)	potential real property investments.

Status of Our Public Offering

Our follow-on offering of shares of our common stock was declared effective by the Securities and Exchange Commission on September 22, 2010, although we did not begin selling shares pursuant to our follow-on offering until after we terminated our initial public offering.  Of the 275,000,000 shares registered pursuant to our follow-on offering, we are offering up to 250,000,000 shares in our primary offering and up to 25,000,000 shares pursuant to our distribution reinvestment plan. As of January 31, 2011, we had accepted investors’ subscriptions for, and issued, 40,640,635 shares of our common stock in the follow-on offering, resulting in gross proceeds to us of approximately $404.3 million. As of January 31, 2011, we had 234,359,365 shares of our common stock remaining in our follow-on offering. Combined with our initial public offering, we had received a total of approximately $2.6 billion in gross offering proceeds as of January 31, 2011.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by September 22, 2012, we may extend the offering as permitted under applicable law.  In no event will we extend this offering beyond 180 days after the third anniversary of the effective date, and we may terminate this offering at any time.  The follow-on offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year.  Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Update to the Advisor’s Management Team

The following information supplements, and should be read in conjunction with, the section captioned “Management— The Advisor” beginning on page 65 of the prospectus, and all similar disclosures appearing throughout the prospectus:

The following individuals have joined our advisor as officers and key personnel:

Jeffrey C. Holland, age 39, serves as executive vice president and head of capital markets of CR III Advisors.  In this role, he provides strategic direction and oversees external and internal sales, marketing, broker-dealer relations, due diligence and securities operations.  He also serves as executive vice president and head of capital markets of Cole Capital Advisors, Cole Capital Partners, CCPT I Advisors, CCPT II Advisors, Cole Corporate Income Advisors, Cole Advisors: Corporate Income, LLC (CACI Advisors) and Cole Advisors: Retail Income, LLC (CARI Advisors).  Prior to joining Cole Real Estate Investments in December 2010, Mr. Holland held several roles at BlackRock, Inc.’s U.S. Retail division, an asset management business focused on financial advisor-intermediated distribution channels, including chief operating officer from 2008 to 2010 and co-head of product development and management from 2006 to 2008.  Prior to joining BlackRock, Mr. Holland served as vice president, consulting services, for Raymond James & Associates from 2003 to 2006.  Mr. Holland served at Capital Resource Advisors from 1999 to 2003, most recently as director in the Business Strategies Group.  From 1996 to 1999, he worked as an engagement manager for McKinsey & Company, Inc.  Mr. Holland earned a JD from Harvard Law School and a BA from the University of Puget Sound.

Mitchell A. Sabshon, age 58, serves as executive vice president and chief operating officer of CR III Advisors.  In this role, he is responsible for all corporate finance activities of the company.  He also works on a broad range of initiatives across the Cole Real Estate Investments organization, including issues pertaining to mergers and acquisitions, portfolio strategy, asset management, fund operations and systems.  He also serves as executive vice president and chief operating officer of Cole Capital Advisors, Cole Capital Partners, CCPT I Advisors, CCPT II Advisors, Cole Corporate Income Advisors, CACI Advisors and CARI Advisors.  Prior to joining Cole Real Estate Investments in November 2010, Mr. Sabshon served as managing partner and chief investment officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equity investors, from 2008 to 2010.  Mr. Sabshon served as chief investment officer and executive vice president of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008.  Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including president and chief executive officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group.  From 2002 to 2004, Mr. Sabshon was executive director of the U.S. Institutional Sales Group at Morgan Stanley.  Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, most recently as senior vice president in the Real Estate Investment Banking Group.  Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Real Estate Structured Finance group of Skadden, Arps, Slate, Meagher & Flom LLP.  Mr. Sabshon received his JD from Hofstra University School of Law and a BA from George Washington University.

Redemption Requests— Uniform Commercial Code Search

The following information supersedes and replaces in its entirety the second full paragraph on page 147 of the prospectus under the section captioned “Description of Shares— Share Redemption Program.”

Upon receipt of a request for redemption, we may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. We will not redeem any shares subject to a lien. Any costs in conducting the Uniform Commercial Code search will be borne by us.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 9 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of January 31, 2011, our investment portfolio consisted of 456 wholly-owned properties located in 41 states, comprising approximately 16.2 million gross rentable square feet of commercial space and approximately 11.9 million square feet of land subject to ground leases.  Properties acquired between December 21, 2010 and January 31, 2011 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Advanced Auto – Lehigh Acres, FL	Automotive Parts	Discount Auto Parts, LLC	6,913		$2,344,994
Advanced Auto – Bethel, OH	Automotive Parts	Advanced Stores Company, Inc.	6,786		1,389,607
Advanced Auto – Crestwood, KY	Automotive Parts	Advanced Stores Company, Inc.	6,124		1,724,659
Advanced Auto – Hillview, KY	Automotive Parts	Advanced Stores Company, Inc.	6,128		1,412,884
CVS – Gainesville, TX	Drugstore	CVS Pharmacy, Inc.	13,813		3,125,818
Falcon Valley – Lenexa, KS	Shopping Center	Various	76,784		12,500,000
Red Oak Village – San Marcos, TX	Shopping Center	Various	172,916	(1)	22,000,000
O’Reilly Auto Parts – Christianburg, VA	Automotive Parts	O’Reilly Automotive, Inc.	7,200		1,164,450
O’Reilly Auto Parts – Highlands, TX	Automotive Parts	O’Reilly Automotive, Inc.	6,000		936,750
O’Reilly Auto Parts – San Antonio, TX	Automotive Parts	O’Reilly Automotive, Inc.	6,800		1,305,000
Best Buy – Pineville, NC	Specialty Retail	Best Buy Co., Inc.	50,548		8,560,000
Walgreens – Fayetteville, NC	Drugstore	Walgreen Co.	14,820		6,164,384
Stripes – Portales, NM	Convenience Store	Stripes LLC	4,833		2,577,822
Stripes – Fort Stockton, TX	Convenience Store	Stripes LLC	9,950		4,866,602
Advanced Auto – Bedford, IN	Automotive Parts	Advanced Stores Company, Inc.	6,783		1,291,721
Staples – Pensacola, FL	Office Supply	Staples the Office Superstore East, Inc.	20,388		4,209,135
CVS – Dover, DE	Drugstore	CVS 75393 DE, LLC	—	(1)	3,793,103
Hanesbrands – Rural Hall, NC	Distribution	Hanesbrands Inc.	930,451		31,700,000
O’Reilly – Houston, TX	Automotive Parts	O’Reilly Automotive, Inc.	6,800		1,046,250
O’Reilly – Ravenna, OH	Automotive Parts	O’Reilly Automotive, Inc.	6,750		1,099,950
Albertson’s – Las Cruces, NM	Grocery	Albertson’s LLC	51,922		10,820,000
Pinehurst Square West – Bismarck, ND	Shopping Center	Various	69,119		10,250,000
Family Fare Supermarket – Battle Creek, MI	Grocery	Family Fare, LLC	46,625		8,523,186
			1,528,453		$142,806,315

(1)	Excludes square feet subject to any ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 99 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of January 31, 2011, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 456 properties located in 41 states, consisting of approximately 16.2 million gross rentable square feet of commercial space and approximately 11.9 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offerings of our common stock and mortgage notes payable.

The following table summarizes properties acquired between December 21, 2010 and January 31, 2011 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Advanced Auto – Lehigh Acres, FL	December 21, 2010	2008	$2,344,994	$46,900	8.05%	8.05%	100%
Advanced Auto – Bethel, OH	December 22, 2010	2008	1,389,607	27,792	8.15%	8.15%	100%
Advanced Auto – Crestwood, KY	December 22, 2010	2009	1,724,659	34,493	8.05%	8.05%	100%
Advanced Auto – Hillview, KY	December 22, 2010	2009	1,412,884	28,258	8.08%	8.08%	100%
CVS – Gainesville, TX	December 23, 2010	2003	3,125,818	62,516	8.25%	8.25%	100%
Falcon Valley – Lenexa, KS	December 23, 2010	2008	12,500,000	250,000	8.36%	8.36%	100%
Red Oak Village – San Marcos, TX	December 23, 2010	2006 - 2008	22,000,000	440,000	7.55%	7.69%	88%
O’Reilly Auto Parts – Christianburg, VA	December 23, 2010	2010	1,164,450	23,289	8.00%	8.25%	100%
O’Reilly Auto Parts – Highlands, TX	December 23, 2010	2010	936,750	18,735	8.00%	8.24%	100%
O’Reilly Auto Parts – San Antonio, TX	December 23, 2010	2010	1,305,000	26,100	8.00%	8.24%	100%
Best Buy – Pineville, NC	December 28, 2010	1994	8,560,000	171,200	8.13%	8.42%	100%
Walgreens – Fayetteville, NC	December 30, 2010	2009	6,164,384	123,288	7.30%	7.30%	100%
Stripes – Portales, NM	December 30, 2010	2010	2,577,822	51,556	9.00%	10.44%	100%
Stripes – Fort Stockton, TX	December 30, 2010	2010	4,866,602	97,332	9.00%	10.44%	100%
Advanced Auto – Bedford, IN	January 4, 2011	2007	1,291,721	25,834	8.25%	8.44%	100%
Staples – Pensacola, FL	January 6, 2011	2010	4,209,135	84,183	7.70%	7.70%	100%
CVS – Dover, DE	January 7, 2011	N/A (4)	3,793,103	75,862	7.25%	7.25%	100%
Hanesbrands – Rural Hall, NC	January 10, 2011	1992	31,700,000	634,000	8.53%	9.44%	100%
O’Reilly – Houston, TX	January 13, 2011	2010	1,046,250	20,925	8.00%	8.25%	100%
O’Reilly – Ravenna, OH	January 25, 2011	2010	1,099,950	21,999	8.03%	8.19%	100%
Albertson’s – Las Cruces, NM	January 28, 2011	1997	10,820,000	216,400	7.16%	8.31%	100%
Pinehurst Square West – Bismarck, ND	January 28, 2011	2006	10,250,000	205,000	8.63%	9.03%	100%
Family Fare Supermarket – Battle Creek, MI	January 31, 2011	2010	8,523,186	170,464	8.35%	8.35%	100%
			$142,806,315	$2,856,126

(1)
Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 70 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)	Subject to a ground lease and therefore year built is not applicable.

Wholly-owned properties

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Advanced Auto – Lehigh Acres	1	Discount Auto Parts, LLC	6,913	100%	3/5 yr.	$188,778		$27.31	12/21/2010	5/31/2023
Advanced Auto – Bethel, OH	1	Advanced Stores Company, Inc.	6,786	100%	3/5 yr.	113,253		16.69	12/22/2010	6/30/2023
Advanced Auto – Crestwood, KY	1	Advanced Stores Company, Inc.	6,124	100%	3/5 yr.	138,835		22.67	12/22/2010	10/31/2024
Advanced Auto – Hillview, KY	1	Advanced Stores Company, Inc.	6,128	100%	3/5 yr.	114,161		18.63	12/22/2010	7/31/2024
CVS – Gainesville, TX	1	CVS Pharmacy, Inc.	13,813	100%	4/5 yr.	257,882		18.67	12/23/2010	10/27/2023
Falcon Valley – Lenexa, KS	1	Associated Wholesale Grocers, Inc.	68,000	89%	4/5 yr.	843,750		12.41	12/23/2010	9/30/2028
Red Oak Village – San Marcos, TX	1	Ross Dress For Less, Inc.	30,187	17%	5/5 yr.	286,776		9.50	12/23/2010	1/31/2018
	1	Best Buy Stores, LP	30,000	17%	4/5 yr.	345,000		11.50	12/23/2010	1/31/2013
						360,000		12.00	2/1/2013	1/31/2018
	1	Marmaxx Operating Corp.	28,384	16%	4/5 yr.	248,360		8.75	12/23/2010	10/31/2016
	1	Bed Bath & Beyond Inc.	23,000	13%	3/5 yr.	138,000		6.00	12/23/2010	1/31/2017
	1	Petsmart, Inc.	20,087	11%	6/5 yr.	200,870		10.00	12/23/2010	1/31/2012
						210,914		10.50	2/1/2012	1/31/2017
O’Reilly Auto Parts – Christianburg, VA	1	O’Reilly Automotive, Inc.	7,200	100%	4/5 yr.	93,156		12.94	12/23/2010	7/31/2020
						98,736		13.71	8/1/2020	7/31/2030
O’Reilly Auto Parts – Highlands, TX	1	O’Reilly Automotive, Inc.	6,000	100%	4/5 yr.	74,940		12.49	12/23/2010	11/19/2020
						79,440		13.24	11/20/2020	11/19/2030
O’Reilly Auto Parts – San Antonio, TX	1	O’Reilly Automotive, Inc.	6,800	100%	4/5 yr.	104,400		15.35	12/23/2010	11/30/2020
						110,664		16.27	12/1/2020	11/30/2030
Best Buy – Pineville, NC	1	Best Buy Co., Inc.	50,548	100%	4/5 yr.	695,508	(4)	13.76	12/28/2010	2/10/2023
Walgreens – Fayetteville, NC	1	Walgreen Co.	14,820	100%	10/5 yr.	450,000		30.36	12/30/2010	10/31/2034
Stripes – Portales, NM	1	Stripes LLC	4,833	100%	4/5 yr.	232,004	(5)	48.00	12/30/2010	12/31/2030
Stripes – Fort Stockton, TX	1	Stripes LLC	9,950	100%	4/5 yr.	437,994	(5)	44.02	12/30/2010	12/31/2030
Advanced Auto – Bedford, IN	1	Advanced Stores Company, Inc.	6,783	100%	3/5 yr.	106,567		15.71	1/4/2011	3/31/2017
						111,895		16.50	4/1/2017	3/31/2022

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Staples – Pensacola, FL	1	Staples The Office Superstore East, Inc.	20,388		100%	4/5 yr.	$326,208		$16.00	1/15/2011	1/31/2021
CVS – Dover, DE	1	CVC 75393 DE, LLC	—	(6)	100%	5/5 yr.	275,000		4.06	1/7/2011	1/31/2035
Hanesbrands – Rural Hall, NC	1	Hanesbrands Inc.	930,451		100%	1/10 yr.	2,704,821	(7)	2.91	1/10/2011	1/5/2022
O’Reilly – Houston, TX	1	O’Reilly Automotive, Inc.	6,800		100%	4/5 yr.	83,700		12.31	1/13/2011	8/20/2020
							88,728		13.05	8/21/2020	8/20/2030
O’Reilly – Ravenna, OH	1	O’Reilly Automotive, Inc.	6,750		100%	5/5 yr.	88,296		13.08	1/25/2011	1/7/2021
							93,576		13.86	1/8/2021	1/7/2026
Albertson’s – Las Cruces, NM	1	Albertson’s LLC	51,922		100%	6/5 yr.	775,050	(8)	14.93	1/28/2011	1/31/2031
Pinehurst Square West – Bismarck, ND	1	Best Buy Stores, LP	30,000		43%	4/5 yr.	384,000		12.80	1/28/2011	1/31/2016
	1	Petsmart, Inc.	17,695		26%	5/5 yr.	194,645		11.00	1/28/2011	1/31/2011
							207,916		11.75	2/1/2011	1/31/2016
	1	Dollar Tree Stores, Inc.	10,000		14%	2/5 yr.	80,000		8.00	1/28/2011	1/31/2011
							85,000		8.50	2/1/2011	1/31/2016
Family Fare Supermarket – Battle Creek, MI	1	Family Fare, LLC	46,625		100%	5/5 yr.	711,687		15.26	1/31/2011	9/30/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by approximately 3% of the then-current annual base rent.

(5)	The annual base rent under the lease increases every five years by the lesser of two times the cumulative percentage increase in the Consumer Price Index over the preceding five-year period or 10%.

(6)	Subject to a ground lease.

(7)	The annual base rent under the lease increases each year by approximately 2% of the then-current annual base rent.

(8)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 119 of the prospectus:

Wholly-owned properties

We obtained or assumed the following mortgage notes in connection with certain acquired wholly-owned assets:

Property	Lender	Fixed Rate Loan Amount	Fixed Interest Rate	Loan Date	Maturity Date
Best Buy – Pineville, NC	Key Bank, N.A.	$5,528,999	6.00%	12/28/2010	3/1/2013
Various (1)	Jackson National Life Insurance Company	24,000,000	4.50%	1/18/2011	2/1/2018
		$29,528,999

(1)	The loan is secured by two single-tenant and three mulit-tenant commercial properties that we own through our subsidiaries with an aggregate purchase price of approximately $47.9 million.

The mortgage notes are generally non-recourse to us and CCPT III OP, but both we and CCPT III OP are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. In the event a mortgage note is not paid off on the maturity date, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus 5.00%.

In connection with the mortgage notes above, we paid our advisor aggregate financing coordination fees equal to approximately $295,000.

Tenant Lease Expirations

Wholly-owned properties

The following table sets forth lease expirations of our wholly-owned properties, as of January 31, 2011, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2011	19	53,751	$1,198,265	0.46%
2012	41	215,200	3,275,254	1.27%
2013	32	238,485	2,032,878	0.79%
2014	22	73,335	1,488,192	0.58%
2015	20	61,448	1,133,216	0.44%
2016	20	546,363	6,334,761	2.45%
2017	22	230,301	3,262,623	1.26%
2018	31	830,611	9,559,540	3.70%
2019	34	779,688	12,147,750	4.70%
2020	15	295,007	3,255,558	1.26%
2021	15	553,794	8,662,020	3.35%
	271	3,877,983	$52,350,057	20.26%

Depreciable Tax Basis

Wholly-owned and joint venture properties

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $117.1 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period. The preliminary depreciable basis in the properties noted above is estimated, as of January 31, 2011, as follows:

Wholly-owned Property	Depreciable Tax Basis
Advanced Auto – Lehigh Acres, FL	$1,827,651
Advanced Auto – Bethel, OH	1,154,890
Advanced Auto – Crestwood, KY	1,397,838
Advanced Auto – Hillview, KY	1,152,373
CVS – Gainesville, TX	2,974,299
Falcon Valley – Lenexa, KS	10,861,360
Red Oak Village – San Marcos, TX	19,073,824	(1)
O’Reilly Auto Parts – Christianburg, VA	1,009,085
O’Reilly Auto Parts – Highlands, TX	759,026
O’Reilly Auto Parts – San Antonio, TX	1,000,223
Best Buy – Pineville, NC	7,481,943
Walgreens – Fayetteville, NC	5,501,963
Stripes – Portales, NM	2,325,219
Stripes – Fort Stockton, TX	3,973,494
Advanced Auto – Bedford, IN	1,062,786
Staples – Pensacola, FL	3,437,823
CVS – Dover, DE	—	(1)
Hanesbrands – Rural Hall, NC	26,171,089
O’Reilly – Houston, TX	868,725
O’Reilly – Ravenna, OH	913,070
Albertson’s – Las Cruces, NM	8,865,844
Pinehurst Square West – Bismarck, ND	8,285,164
Family Fare Supermarket – Battle Creek, MI	6,974,694
	$117,072,383

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Fees Paid to Sponsor (1)
Lowe’s – Denver, CO	February 2011	$13,000,000	$260,000
Lowe’s – Columbia, SC	February 2011	7,395,000	147,900
Best Buy – Marquette, MI	February 2011	4,952,153	99,043
		$25,347,153	$506,943

(1)	Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
Lowe’s – Denver, CO	Lowe’s HIW, Inc.	—	(2)	100%
Lowe’s – Columbia, SC	Lowe’s Home Centers, Inc.	—	(2)	100%
Best Buy – Marquette, MI	Best Buy Stores, LP	30,040		100%
		30,040

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Excludes square feet subject to any ground leases.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Lowe’s – Denver, Co	1	Lowe’s HIW, Inc.	4/5 yr.	$884,520		$1.63	(4)	3/5/2010	3/4/2020
				972,972		1.79	(4)	3/5/2020	3/4/2030
Lowe’s – Columbia, SC	1	Lowe’s Home Centers, Inc.	2/10 yr., 1/5 yr.	480,000	(5)	0.83	(4)	8/25/2005	8/24/2030
Best Buy – Marquette, MI	1	Best Buy Stores, LP	5/5 yr.	387,710		12.91		11/1/2010	11/30/2015
				402,730		13.41		12/1/2015	11/30/2020

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents number of renewal options and the term of each option.

(3)	Represents lease term beginning with the current rent period through the end of the non-cancellable lease term.

(4)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(5)	The annual base rent under the lease increases every ten years by 10% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.